UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On November 1, 2024, Gogoro Inc. issued a press release announcing its receipt of a written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated October 29, 2024, indicating that for the last 30 consecutive business days, the closing bid price of the Gogoro Inc.’s ordinary shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: November 1, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer